UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2006 to December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number, 0-11174
WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)
WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)
(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
WithumSmith+Brown, PC
Red Bank, New Jersey
June 29, 2007

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Investments:
Cash and Cash Equivalents	$3,484,005	$2,899,253
Warwick Valley Telephone Company Stock	2,242,478	2,656,049
Registered Investment Companies	7,587,888	7,302,045
Receivables:
Contribution Receivable	27,396	34,099
Dividend Receivable	151,657	—
Participant Loans Receivable	190,742	210,614

TOTAL ASSETS	$13,684,166	$13,102,060

NET ASSETS AVAILABLE FOR BENEFITS	$13,684,166	$13,102,060

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

2006
ADDITIONS:

Participant loan interest income	$11,210
Interest and dividends	1,116,042
Net appreciation in fair value of investments	51,657

1,178,909

Contributions:
Participants’	673,901
Employer’s	527,896

1,201,797

TOTAL ADDITIONS	2,380,706

DEDUCTIONS:
Benefits paid to participants	1,798,600

TOTAL DEDUCTIONS	1,798,600

NET INCREASE	582,106

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	13,102,060

End of year	$13,684,166

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The following description of the Warwick Valley Telephone Company (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.
Contributions
     Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, as well as the stock of the Company, as investment options for participants. The Company will match 100% of each participant’s contributions, subject to certain limitations. The matching contributions range from 6% to 9% of the annual compensation of eligible participants. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.
Participant Accounts
     Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.
Vesting
     Participant accounts are fully vested and non-forfeitable at all times.
Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a term of up to fifteen years is permitted.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits
     On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.
     If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash. “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.
Withdrawals
     Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
     The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.
Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Risks and Uncertainties
     The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
Cash and Cash Equivalents
     The Plan considers cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised of cash on hand not yet invested and investments made to the Schwab Money Market Fund.
Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices. The Company’s common stock is traded on the NASDAQ.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.
Plan Expenses
     Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to $35,948 for the year ending December 31, 2006.
     Transaction fees incurred by the trustee and registered investment companies are absorbed in investment income and are not readily determinable.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
3. INVESTMENTS
     The fair value of investments at December 31, 2006 and 2005 are as follows:

Schwab Money Market Fund	$3,474,253	*	$2,870,538	*
Cash	9,752		28,715
Warwick Valley Common Stock	2,242,478	*	2,656,049	*
Clipper Fund	—		308,595
Fidelity Magellan Fund	558,500		710,817	*
Fidelity Growth Fund	1,143,938	*	1,094,807	*
Fidelity Puritan Fund	370,624		280,574
Fremont Bond Fund	541,506		497,621
Vanguard Wellington Fund	960,713	*	836,680	*
Jensen Portfolio Fund	683,135		648,299
Weitz Value Fund	1,222,942	*	1,135,143	*
Calamos Growth A Fund	237,783		259,236
ING GNMA Income Fund	191,134		311,584
State Street Research Aurora Fund	—		736,259	*
Julius Baer International Equity A Fund	933,345	*	482,430
Royce Pennsylvannia Mutual Fund	516,483		—
Fundamental Investors	227,785		—

TOTAL INVESTMENTS	$13,314,371		$12,857,347

*	Individual investments representing 5% or more of the Plan’s net assets.
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2006 as follows:

Registered Investment Companies	$225,599
Warwick Valley Telephone Company Common Stock	(173,942)

$51,657

The Plan holds investments at December 31, 2006 and 2005 in the Plan sponsor common stock amounting to $2,242,478 and $2,656,049 respectively. This investment represents 17% and 21% of total investments at December 31, 2006 and 2005, respectively. A significant decline in market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
4. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA. Accordingly, the Plan is exempt from paying income taxes.
5. PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.
6. PARTY-IN-INTEREST TRANSACTIONS
     Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is the trustee for the Plan.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Idenitity of Issue	( c) Description	(d) Cost	Value
	Cash	Cash and Cash Equivalent	**	$9,752

*	Schwab Money Market Fund	Cash and Cash Equivalent	**	3,474,253

*	Warwick Valley Telephone Company	Common Stock	**	2,242,478

	Fundamental Investors	Registered Investment Company	**	227,785
	Fidelity Magellan Fund	Registered Investment Company	**	558,500
	Fidelity Growth Fund	Registered Investment Company	**	1,143,938
	Fidelity Puritan Fund	Registered Investment Company	**	370,624
	Fremont Bond Fund	Registered Investment Company	**	541,506
	Vanguard Wellington Fund	Registered Investment Company	**	960,713
	Jensen Portfolio Fund	Registered Investment Company	**	683,135
	Weitz Value Fund	Registered Investment Company	**	1,222,942
	Calamos Growth A Fund	Registered Investment Company	**	237,783
	ING GNMA Income Fund	Registered Investment Company	**	191,134
	Royce Pennyslvannia Mutual Fund	Registered Investment Company	**	516,483
	Julius Baer International Equity Fund	Registered Investment Company	**	933,345

	TOTAL INVESTMENTS			13,314,371

	Participant loans (rates 5.00% -9.25% from 2007-2017)			190,742

				$13,505,113

*	Denotes party in interest

**	Cost not required for participant-directed investments
See auditors’ report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan
By:	/s/ Zigmund Nowicki
Plan Administrator

Date: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Public Accounting Firm

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.